

USE OF PROCEEDS

When Pink Bench Distilling sells the minimum equity offering of $58,000 to shareholders, investments will be used to pay off the purchase and delivery of the 200-gallon commercial grade brandy and gin still.

When the minimum offering amount is exceeded, further investments will be used as follows:

After investments support the essential purchase of distilling equipment, the business will also purchase fermenting, and commercial kitchen equipment, ingredients, barrels, and bottling supplies to kickstart distribution ($42,000).

Additional funds will cover overhead expenses, staff wages and professional services, and will allow the business to procure distillery management software. These resources will enable Pink Bench Distilling to establish an efficient and effective operation that boosts our efforts toward profitability ($76,000).

With a high-quality product line and efficient operations in place, investments will launch Pink Bench Distilling's out-of-the-box Montana-wide marketing campaign. Campaign elements include development of a brand kit, online presence, client relationships, and advertising. The campaign will allow the business to reach a larger audience, tailor advertising to key demographics, and attract new business to the tasting room in Troy, MT ($21,000).

A significant portion of funds raised will be used for Pink Bench Distilling's facility buildout. The Company has a line of credit in place for this purpose and the ability to pay down this amount will help the business be more profitable earlier ($150,000).

Once the business is on a strong footing, funds will be used to seed a dedicated effort that will support local economic development and environmental projects that enhance brand credibility and appeal while furthering Pink Bench Distilling's mission to embody, honor, and champion far Northwest Montana's lush natural heritage and intrepid people ($30,000).